EXHIBIT 12.1

School Specialty, Inc.

Ratio of Earnings to Fixed Charges

(Dollars in Thousands)

	Three Months Ended July 30, 2005	Fiscal Year (1)
		2005	2004	2003	2002	2001
Earnings
Income before income taxes	$56,254	$70,324	$66,712	$66,037	$36,300	$21,006
Plus:
Fixed charges	3,378	16,301	21,100	20,840	20,052	18,941
Amortization of capitalized interest	12	48	48	48	28	—
Less interest capitalized during period	—	—	—	—	240	—

	$59,644	$86,673	$87,860	$86,925	$56,140	$39,947

Fixed Charges

Interest (expensed or capitalized)	$2,265	$11,623	$16,564	$16,042	$15,964	$16,393
Estimated portion of rent expense representative of interest	827	3,291	2,797	2,675	2,519	1,958
Amortization of deferred financing fees	286	1,387	1,739	2,123	1,569	590

	$3,378	$16,301	$21,100	$20,840	$20,052	$18,941

Ratio of earnings to fixed charges	17.7	5.3	4.2	4.2	2.8	2.1

(1)	All fiscal years presented were 52 weeks, except for fiscal 2005, which had 53 weeks.